INTERNATIONAL BROADCASTING CORPORATION

                       1818 West Francis Avenue, Suite 190
                            Spokane, Washington99205

                                 (509) 466-3413



                                  July 27, 2005


                                    "CORRESP"




Ms. Linda Cvrkel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  International Broadcasting Corporation
          Form 10-KSB for the Fiscal Year Ended December 31, 2004 File No. 333-67484

Dear Ms. Cvrkel:

     Reference is made to your correspondence dated April 13, 2005 relevant to the above Annual Report. Our responses are provided below:

Item 6.  Management's Discussion and Analysis or Plan of Operation
------------------------------------------------------------------

Results of Operation, page 5
----------------------------

     1. We note from your disclosure that consulting fees significantly decreased in December 31, 2004 to $13,105 from $288,255 in December 31, 2003. Given the magnitude of this decrease, please explain in further detail the specific nature and timing of the events or circumstances that resulted in this consulting fee decrease. As part of your response, you should quantify the dollar impact of each component that contributed to the decrease in consulting fees year over year.

          RESPONSE: Consulting fees during the year ended December 31, 2003 were attributable to a sales and marketing program which included a one time issuance of stock to a consultant, which proved disappointing and which were not renewed in later periods. The stock was valued at $270,710.

     2.   We note from your  disclosure  that you no  longer  operate  an online movie division. In this regard, please tell us why you have not reflected the operating results of the on-line movie business component, as discontinued operations for all periods presented. See paragraphs 41 through 44 of SFAS No. 144 for guidance. We may have further comment upon receipt of your response.

          RESPONSE: The online movie division represented only nominal revenues for the Company. The Company never considered this phase of operations to be material to its activities. While the Company may receive nominal revenues in the future from such activities and does not plan currently to make any effort to exploit this activity, there has been no formal determination to discontinue this phase of operations, even though IBC has phased out the site and allowed these activities to wind down at this time.

Item 7.  Financial Statements
-----------------------------

Note 2  Summary of Significant Accounting Policies
--------------------------------------------------

G.   Loss per Common share, page F-7

     3. Please revise future filings to disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Please refer to the requirements in paragraph 40 of SFAS No. 128.

          RESPONSE: The Company does not have any outstanding securities that could potentially be antidilutive to basic EPS in the future.

II.  Marketable Securities, page F-7
------------------------------------

     4. We note from your balance sheet that marketable securities have increased significantly in comparison to the December 31, 2003 comparable balance. We also note that marketable securities comprise approximately 65% of your total assets as of December 31, 2004. Given the increasing significance of these marketable securities, please revise your footnote disclosure in future filings to include the disclosures required by paragraph 19, 20 and 21 of SFAS No. 115, as applicable. As part of your response, please provide us with your proposed disclosures.

          RESPONSE: The Company has been recording unrecognized gains and losses, and the realized gain is recognized when the securities are sold. Our proposed response is as follows:

          "Investments in Equity Securities
          ---------------------------------

          At March 31, 2005 and 2004, the marketable equity securities are classified as available for sale. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting For Certain Investments In Debt And Equity Securities" (SFAS 115), marketable equity securities available for sale are recorded in the Company's financial statements at fair market value. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate component of shareholders' equity, net of tax."

     5.   Additional, we note the following from your filings:

          o A loss on the sale of marketable securities in the amount of $8,026 is reflected in your statement of cash flows for the year ended December 31, 2004.
          o You do not have a "cash flow from investing activities" section in your statement of cash flow for the year ended December 31, 2004 reflecting the proceeds from the sale of marketable securities.
          o You do not disclose any non-cash activity related to the sale of marketable securities.
          o In your Form 10-Q for the quarterly period ended September 30, 2004, we note from your statement of cash flows for the quarterly period ended September 30, 2004 that you received cash proceeds from the sale of marketable securities.

          In this regard, please fully and clearly explain to us why your December 31, 2004 statement of cash flows does not reflect cash proceeds from the sale of marketable securities for the current fiscal year, or revise your filing accordingly.

          RESPONSE: The securities received are for payment of services and are not derived from investing activities. The amount of proceeds at December 31, 2004 was $9,475 and was not considered material.

K.   Impairment of long-lived assets, page F-7
----------------------------------------------

     6. Please enhance future filings to include the disclosures required by paragraph 47 of SFAS No. 142. Furthermore, please revise MD&A to include a discussion of the facts and circumstances that resulted in the intangible asset impairment charge recognized during 2003.

          RESPONSE: At this point, we have no intangible assets and have no plans at this time for having any. Our proposed response is as follows:

          "Valuation of Long Lived Assets
          -------------------------------

          We evaluate the recoverability of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Impairment evaluations involve management estimates of assets' useful lives and future cash flows. When such events occur, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, we recognize an impairment loss. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position. To date, we have not recognized any impairment loss. Factors we consider important that could trigger an impairment review include the following:

               o  Operating losses;
               o  Significant negative industry trends;
               o  Significant underutilization of the assets; and
               o Significant changes in how we use the assets of our plans for for their use."

Note 4, Prepaid Expenses, page F-8
----------------------------------

     7. We note from your disclosure that you received prepaid advertising, valued at $29,500. In exchange, you agreed to provide $29,500 of advertising. In future filings, please enhance your disclosure to include the amount of revenue you recognized from the advertising barter transactions for each period a statement of operations is presented. In addition, please tell us if you engage in advertising barter transactions for which the fair value is not determinable within the limits of ETTF 99-17. Please note that if you engage in such advertising barter transactions, information regarding the volume and type of advertising surrendered and received (such as the number of equivalent pages, the number of minutes, or the overall percentage of advertising volume) should be disclosed for each period a statement of operations is presented. As part of your response, please provide us with proposed disclosure.

          RESPONSE: The following disclosure was included as footnote 4 in our Form 10-QSB Quarterly Report for March 31, 2005:

          "Barter Transactions
          --------------------

          Deferred barter credits relate to barter credits received by the Company in exchange for advertising services provided through the Company's various media resources. Barter expenses reflect the expenses incurred in generating barter revenue they are an offset to barter revenue. The amount of barter revenue and expense is recorded at the estimated fair value of the services received or the services provided, whichever is more objectively determinable. The Company received $100,000 of barter credits which expire one year from the date of issuance. The Company has recorded a valuation allowance of 50% on the barter credits to accurately reflect their fair market value. Barter revenues totaled $12,500 for the three months ended March 31, 2005."

Note 7.  Stock Option Plan, page F-8
------------------------------------

     8. Based on the disclosure in Note 6 to the financial statement in the 2003 Form 10-K, it appears that you have outstanding warrants as of December 31, 2004. Please revise the notes to your financial statements to disclose the number of outstanding warrants, the exercise prices and the expiration dates for the warrants. As part of your response, please provide us with your proposed disclosure.

          RESPONSE: The following disclosure was included as footnote 8 in our Form 10-QSB Quarterly Report for March 31, 2005.

          "We have issued and outstanding warrants to purchase a total of 10,566,600 shares of our common stock including:

          Series A warrants to purchase up to 2,113,320 shares of our common stock at an exercise price of $0.25 per share;

          Series B warrants to purchase up to 5,283,300 shares of our common stock at an exercise price of $0.37 per share; and

          Series C warrants to purchase up to 3,169,980 shares of our common stock at an exercise price of $0.50 per share.

          The warrants expire on April 25, 2006. The warrant exercise price will be subject to adjustment in the event of stock splits, dividends and similar events. Other than the exercise price, all series of the warrants are identical. We may call any warrant series or all of the warrants at any time upon 15 days prior written notice at a call price of $.0001 per share if the average closing price of our common stock should be at or above $1.00 per share for 10 consecutive trading days. Warrant holders will have this 15-day period during which to exercise the warrants so called. In the event the warrants which have been called are not exercised during this 15-day period, the warrant holder will receive the call price, and the warrants will expire."

          In connection with our responses, we acknowledge that:

            o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

            o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

            o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should  you  require  any  additional   information,   kindly  contact  the
undersigned. Thank you for your attention to this matter.


                                        Sincerely yours,

                                        /s/ Daryn P. Fleming
                                        ----------------------------
                                        Daryn P. Fleming
                                        Chief Executive Officer